July 3, 2006

Tangela S. Richter
Branch Chief
Division of Corporation Finance
United States Securities and
Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Re:	Buckeye GP Holdings L.P. Amendment No. 1 to Registration Statement on Form S-1 Filed May 30, 2006 File No. 333-133433

Dear Ms. Richter:

        On behalf of Buckeye GP Holdings L.P. (the "Registrant"), we are filing an amended version of the above referenced registration statement (the "Registration Statement").

        In this letter, we set forth the responses of the Registrant to the comments and requests for additional information contained in the letter from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated June 22, 2006 (the "Comment Letter"), with respect to the above captioned filing. For your convenience, we have repeated in bold type the comments and requests for additional information as set forth in the Comment Letter. The Registrant's response to each comment or request is set forth immediately below the text of the applicable comment or request.

        Information provided in this letter on behalf of the Registrant and its executive officers, directors and controlling persons has been provided to us by the Registrant.

Form S-1/A-1

Summary, page 1

1.
Revise to provide a more balanced overview of your business within the first few pages of this section. You discuss your business strategy and competitive strengths, but do not mention the more significant challenges and material risks you face until several pages later. For instance, it is not until page 12 that you mention the percentages of the full initial distribution amount you would have been able to pay on your units based on your pro forma available cash for the twelve months ended March 31,2006. Please revise accordingly.

  Response: The Registrant has revised the summary section to provide a more balanced overview by inserting text about the Registrant's dependence on Buckeye on page 2, by moving the offering section from page 12 to page 6 and by moving the summary of risk factors section from page 9 to page 8, immediately following the offering section.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62

Critical Accounting Policies and Estimates, page 91

2.
We have reviewed your revised disclosure in response to comment 29 of our letter dated May 19, 2006. The revised disclosures of your critical accounting policies and estimates continue to be more descriptive of the accounting policies utilized, rather than any specific uncertainties underlying your estimates. For example, your financial statements are based upon certain judgments of management, such as but not limited to, the estimates underlying the valuation of stock options, accounting for pension liabilities, estimates associated with determining your assets retirement obligations, valuation of certain derivatives and hedging activities, estimates used in analyzing assets for impairment, etc. We believe this section of your filing should address these material and significant areas of estimation and judgment upon which your financial statements are based. Please revise your disclosures to address the material implications of the uncertainties that arc associated with the methods, assumptions and estimates underlying your critical accounting estimates. Specifically, you should provide the following:

  (a)
  An analysis of the uncertainties involved in applying the principle and the variability that is reasonably likely to result from its application.

  (b)
  An analysis of how you arrived at the measure and how accurate the estimate or underlying assumptions have been in the past.

  (c)
  An analysis of your specific sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect.

  Please refer to FRC Section 501.14 for further guidance.

  Response: The Registrant has revised its disclosures in the Registration Statement relating to its critical accounting policies. Please see the revised disclosure commencing on page 93. Additionally, the Registrant has reviewed its other accounting estimates to determine if any other estimates should also be included in the Registration Statement as critical accounting policies or estimates.

  According to the requirements of FRC 501.14, both of the following conditions must exist in order for an accounting estimate to be considered a "critical accounting estimate":

          (1)   the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

          (2)   the impact of the estimates and assumptions on financial condition or operating performance is material.

  The Registrant has reviewed the accounting estimates used in connection with a number of matters relevant to the preparation of its financial statements including, for example, the valuation of stock options, the accounting for pension liabilities, determination of asset retirement obligations, the valuation of derivatives and hedging activities, and the estimate used in determining asset impairments. Based on its review, the Registrant believes that the accounting estimates discussed on pages 93-94 are the only accounting policies that meet the criteria for critical accounting policies or estimates set forth in FRC 501.14.

Financial Statements

Buckeye GP Holdings L.P. Unaudited Pro Forma Consolidated Financial Statements

Note 2, Pro Forma Adjustments, page F-7

3.
In note (j) of footnote 2 to the pro forma financial statements, you describe the nature and amount of the pro forma adjustment related to the conversion of the B units into Management Units. We understand from this disclosure and your response to comment 31 of our letter dated May 19, 2006, that the $4.9 million adjustment relates to the Management Units that will vest upon the exchange. In your pro forma consolidated balance sheet, it is unclear why this adjustment should reduce the limited partners' common units balance. We understand this amount will be expensed at the date of the exchange and therefore have an effect on the allocation of income among the units. If the reduction to limited partners' common units is related to this income allocation, please tell us why the income allocation adjustment would not also reduce the management units balance.

  Response: The Registrant has revised its explanation to footnote (j) to its Unaudited pro forma consolidated financial statements to state more clearly that the adjustment is associated with a change in vesting of Management Units in conjunction with the exchange. The relevant documents provide that the exchange of A Units in MainLine L.P. for Common Units of the Registrant and the exchange of B Units in MainLine L.P. for Management Units of the Registrant will occur immediately prior to consummation of the offering. As a result, at the time of the exchange, the existing Common Unitholders will not have recovered their initial investment plus a 9% cumulative return and, therefore, all income or loss is allocable entirely to the Common Unitholders. Accordingly, the $4.0 million charge associated with this change in vesting is reflected as a charge to the capital accounts of the Common Unitholders.

Note 1, Organization, page F-14

Description of the Business, page F-14

4.
Tell us if there are any circumstances under which distributions received from Buckeye would be required to be returned to the partnership. For example, tell us if there are any provisions that require an amount of the incentive distributions to be returned if Buckeye incurs losses or is unable to make distributions to its partners in future periods.

  Response: Section 17-607 of the Delaware Revised Uniform Limited Partnership Act ("DRUPA") could potentially require MainLine Sub LLC to return to Buckeye any distributions it receives on its 80,000 Buckeye LP Units to the extent that (1) "after giving effect to the distribution, all liabilities of [Buckeye], other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specified property of [Buckeye], exceed the fair value of the assets of [Buckeye]..." (DRUPA Section 17-607(a)) and (2) MainLine Sub LLC "knew at the time of the distribution that the distribution violated subsection (a)..." (DRUPA Section 17-607(b)). Similar provisions contained in DRUPA Section 17-804(c) would apply to distributions in connection with any liquidation of Buckeye. There are no similar statutory requirements that could require a return of distribution on general partner interests, such as the Registrant's GP units in Buckeye, the incentive distribution rights in Buckeye, and the approximate 1% general partner interests in Buckeye's subsidiary operating partnerships. Moreover, there are no contractual provisions, in Buckeye's Amended and Restated Agreement of Limited Partnership, the Incentive Compensation Agreement or otherwise, requiring return of any distributions on such general partner interests. Thus, the only circumstances under which distributions received from Buckeye would be required to be returned is if Buckeye's liabilities exceeded its assets and MainLine Sub LLC knew such fact, and the only distributions that would be required to be returned would be distributions on MainLine Sub LLC's 80,000 LP Units. The amount of distributions on these 80,000 LP Units is immaterial compared to the amount of distributions on the general partner interests owned by the Registrant, comprising less than 1% ($60,000) of the most recent quarterly cash distribution received by the Registrant ($6.8 million).

Note 2, Summary of Significant Accounting Policies, page F-16

Recent Accounting Pronouncements, page F-22

5.
We have reviewed your response to comment 36 of our letter dated May 19, 2006. In your response, you state that through December 31, 2005, initial pipeline and tank integrity expenditures are capitalized to the extent they improve or extend the life of the related asset. However, subsequent integrity expenditures are expensed. Please confirm whether you have capitalized subsequent integrity expenditures to the extent they also improve or extend the life of the related asset. If not, please tell us why you believe this accounting is appropriate under U.S. GAAP and quantify the amounts that should have been capitalized and its impact on your financial statements for the periods presented.

  Response: The Registrant confirms that subsequent to December 31, 2005 it has continued to capitalize all integrity expenditures that improve or extend the life of the related assets. The change in accounting policy to which the Registrant is referring relates to certain internal inspection activities, which generally consist of the use of electronic devices placed in the pipeline to test for and measure anomalies in the pipeline. The Registrant's practice, prior to January 1, 2006, was to capitalize these activities the first time such internal inspections were performed, because they were part of a program designed to upgrade and improve the Registrant's overall pipeline system and to expense subsequent internal inspection activities because, once the improvements required by the initial program were in place, these internal inspections were more appropriately characterized as maintenance and repair activities. The Registrant believes that the change adopted was immaterial for GAAP because the Registrant was near the end of its initial internal inspection program as of January 1, 2006, with subsequent internal inspection costs more appropriately characterized as maintenance and repair. However, to the extent these subsequent internal inspections (or any other integrity expenditures) result in expenditures that are capital in nature (using the Registrant's existing policies for recognizing and recording capital expenditures), the Registrant continues to record such costs as capital expenditures in its financial statements. Accordingly, the change in the Registrant's practice relates only to approximately $2.8 million of internal inspection activities that remained as of January 1, 2006 from its initial integrity program, substantially all of which will have been expended to date. The Registrant has revised its disclosure on pages 95, F-23 and F-79 to reflect this clarification.

6.
On a related matter, we understand you intend to change your policy beginning January 1, 2006, to expense all integrity expenditures incurred. You have also asserted in your response that the impact of this policy change is immaterial as of and for the three month period ended March 31, 2006. We expect that you will continue to assess the impact of this policy as you continue to incur costs that should be capitalized and depreciated in future periods under U.S. GAAP to determine if its impact is material to a reader's understanding of your financial condition, results of operations and cash flows. To the extent you determine the impact of such policy is material, we would expect you to assess revision and potential restatement of your financial statements under the guidance of SFAS 154. Currently, you have disclosed your adoption of an accounting policy that is not in accordance with GAAP. This disclosure is inappropriate and all references throughout your document to these differences should be removed, as you have determined the impact of the difference is not material.

  Response: It is not the Registrant's plan to expense all integrity expenditures incurred. As discussed in the Registrant's response to comment 5 above, the Registrant continues to capitalize integrity expenditures to the extent that they improve or extend the life of the Registrant's assets. Accordingly, all amounts expended for capital or expense are recorded in accordance with GAAP.

Note 3. Business Combination, page F-23

7.
We have reviewed your response to comment 37 of our letter dated May 19, 2006 and continue to disagree with your position. In your response, you state the goodwill value is supported by the general partner distributions from Buckeye's operations. Therefore, when initially recognizing the acquisition of the membership interests of Glenmoor LLC, we believe a majority of the amount you recognized as goodwill should have been allocated to the investment in Buckeye as the general partner under SFAS 141, paragraphs 35 through 38. It appears there was minimal value attributable to the other net assets held at Glenmoor LLC. Please revise your financial statements and related disclosures, as appropriate.

  Response: The Registrant has allocated the purchase price of the Predecessor in accordance with SFAS 141, paragraphs 35 through 38, as described in Note 3, Business Combination, on page F-23. The Registrant has allocated the investment in Buckeye's 2% general partner interest to the underlying net assets of Buckeye at fair value.

  The Registrant, in discussions with the SEC staff on June 29, 2006, noted that any change in purchase price allocation between the general partner interest and goodwill would result in additional goodwill generated based on the fair values of the assets underlying the general partner interest. Accordingly, the Registrant has assigned all of the goodwill generated by the acquisition to the underlying reporting units for purposes of testing goodwill for impairment.

  The Registrant has revised Footnote 6 to the consolidated financial statements of both MainLine L.P. and MainLine Management LLC in order to allocate goodwill to the underlying reporting units for purposes of testing goodwill for impairment in accordance with SFAS No. 142. Revised Footnote 6 also states that the Registrant has determined that goodwill for each reporting unit has been determined to be not impaired as of December 31, 2004 and 2005.

        Please direct any questions that you have with respect to the foregoing or with respect to the amended Registration Statement to Charlie Carpenter (212) 237-0219 or Ramey Layne at (212) 237-0135.

Very truly yours,
Vinson & Elkins L.L.P.
By:	/s/ CHARLES E. CARPENTER Charles E. Carpenter
cc:	Shannon Buskirk (Securities and Exchange Commission)
April Sifford (Securities and Exchange Commission)
Jason Wynn (Securities and Exchange Commission)
Robert Jewell (Underwriter's counsel)
Gislar Donnenberg (Underwriter's counsel)
Stephen C. Muther (Registrant)